UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52452
CUSIP NUMBER:	26700M109

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	October 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

DUSSAULT APPAREL INC.
Full Name of Registrant

Former Name if Applicable

1885 Shore Drive South
Address of Principal Executive Office (Street and Number)

South Pasedena, FL 33707
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended October 31, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of January 29, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Natalie Bannister	727	902-2594
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During fiscal years ended October 31, 2012 and 2011 respectively, we earned gross revenues of $24,286 as compared to $66,001, with gross profit of $24,286 as at October 31, 2012 as compared to gross profit of $14,443 as at October 31, 2011. The increase in gross profit is related to a change in the Company’s revenue model where by at the close of the fiscal year ended October 31, 2011, the Company determined to cease all direct sales of products and move to a license based revenue model whereby the Company licenses its brands and receives royalty income from the sale of licensed products, with no other direct sales costs. As a result as of this change, as at October 31, 2012 there were no costs of sales, as compared to the period ended October 31, 2011 where costs of sales on products sold totaled $51,558.  For the fiscal year ended  October 31, 2012, our general and administrative expenses decreased substantially to $109,296, from $342,191 for October 31, 2011. This decrease was mainly due to a substantial reduction in consulting fees from $65,617 at October 31, 2011 to $4,646 at October 31, 2012, as well as a substantial decrease in other administrative expenses from $126,566, at Octboer 31, 2011 as compared to $60,699 at October 31, 2012, as our overall operational activity was substantially decreased. As a result, our costs for advertising declined from $2,863 at October 31, 2011 to $Nil at October 31, 2012. Professional fees decreased to $41,472 at October 31, 2012 as compared to $53,577 at October 31, 2011 due to the costs related to maintaining our reporting status.  During the fiscal year ended October 31, 2011 we wrote down inventory of $13,408 and wrote off bad debts of $75,346 with no comparable write offs for the fiscal year ended October 31, 2012.

Other income and expenses reflect a trademark impairment charge of ($12,254) in the fiscal year ended October 31, 2012 as compared to a trademark impairment of ($192,2124) for the fiscal year ended October 31, 2011. In addition, we recorded loss on conversion expenses of $93,251 in fiscal year ended October 31, 2012, as compared to $230,456  in the same period ended October 31, 2011 as a result of certain loans which were settled by the issuance of shares of common stock at a discount to market price on the date of issue.  Interest expense increased from $6,350 as at October 31, 2011 to $52,642 as at October 31, 2012.

During the fiscal year ended October 31, 2012 the Company recorded a net loss of $243,157 as compared to a net loss of $756,768 for the fiscal year ended October 31, 2011.

DUSSAULT APPAREL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2013	By:	/s/ Natalie Bannister
	Name:	Natalie Bannister
	Title:	Chief Executive Officer, President, Secretary, Treasurer, Chief Financial Officer and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).